UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Sustainable Bond Issuance

Banco Bradesco S.A. (“Bradesco”) hereby notifies its shareholders, clients and the Market about the issuance of its first Sustainable Bond linked to socio-environmental criteria for the amount of US$ 500,000,000.00.

The bond is a sustainable international senior debt issue with a maturity of 60 months and a coupon of 4.375% p.a. The financial settlement of the transaction took place today.

The issuance adheres to the guidelines of Bradesco's Sustainable Finance Framework ("framework"), which is aligned with the main international benchmarks on financial instruments with a sustainability perspective. It includes verification and a Second Party Opinion (SPO) from Sustainalytics, a verification company specialized in sustainable businesses.

Through the issuance of a bond in the international capital market with sustainable principle, Bradesco reaffirms its commitment to serving as an agent of positive transformation in society that is aligned with the company’s purpose and institutional commitments, including the Sustainable Development Goals - SDGs and the United Nations Principles for Responsible Banking - PRB.

Cidade de Deus, Osasco, SP, January 18, 2022

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 18, 2022

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.